October 17, 2018

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
5000 Research Court, Suite 750
Suwanee, Georgia 30024

       Re: AMERI Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 25, 2018
           File No. 333-227011

Dear Mr. Kelton:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2018 letter.

Amendment No. 1 to Form S-1 filed September 25, 2018

Private Placement, page 3

1. Please expand your response to prior comment 2 to clearly show us your calculations that result in the number of shares registered for sale. Also show us how the total number of shares in the "Number of Shares Offered if No Adjustments are Made" column on page 35 was determined.
2. We note your response to prior comments 2 and 3. It appears that the terms of the unregistered transaction, including the terms of the warrants and the pre-funded warrants, operate in substance to postpone until after effectiveness the determination of the number
 Brent Kelton
AMERI Holdings, Inc.
October 17, 2018
Page 2
       of shares and the price per share to be issued to the selling stockholders. Therefore, it remains unclear why it is appropriate to register the shares that are not yet outstanding for resale at this time. Please revise, or provide us your analysis of relevant authority on which you rely to conclude that the unregistered transaction is complete under these circumstances.
Principal and Selling Stockholders, page 34

3. Please clarify the fourth bullet point in your response to prior comment 4 given that your placement agent appears to be a selling stockholder. Also, please expand your response regarding short positions so that it is not limited to the period ending upon public announcement of the unregistered transaction.
Incorporation of Information by Reference, page 40

4. We note your response to prior comment 5. If you are eligible to incorporate by reference and choose to do so, please list in the documents incorporated by reference all proxy or information statements filed pursuant to Section 14 of the Exchange Act since December
       31, 2017.
Signatures, page II-8

5. We note your response to prior comment 7. Please include with your filing the power of attorney that grants authority to the attorney-in-fact who signed your registration statement
       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 5513617 with any questions.



                                                              Sincerely,
FirstName LastNameBrent Kelton
                                                              Division of
Corporation Finance
Comapany NameAMERI Holdings, Inc.
                                                              Office of
Electronics and Machinery
October 17, 2018 Page 2
cc:       Adam W. Finerman, Esq.
FirstName LastName